UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

CURRENT REPORT

Holley Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-39599	87-1727560
(State or other jurisdiction of incorporation)	Commission (File Number)	(IRS Employer Identification No.)

1801 Russellville Road, Bowling Green, Kentucky
(Address of principal executive offices)

42101
(Zip code)

Carly Kennedy (270) 782-2900
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 – Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

A copy of Holley Inc.’s Conflict Minerals Report for the year ended December 31, 2023 is provided as Exhibit 1.01 hereto and is publicly available at the Holley Investor Website. The website and information accessible through it are not incorporated into this document.

Section 2 – Resource Extraction Issuer Disclosure

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report for the year ended December 31, 2023 as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HOLLEY INC.

Date: May 23, 2024	By:	/s/ Carly Kennedy
Carly Kennedy
EVP and General Counsel